SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 10, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F  X      Form 40-F
                                 ---               ---


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes           No  X
                                 ---          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes           No  X
                                 ---          ---

 Indicate by check mark whether by furnishing the information contained in this
       Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes           No  X
                                 ---          ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                     --------

                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, a press release dated February 10, 2003, announcing a new Product Lifecycle Management (PLM) solutions contract between the Company and Daewoo Heavy Industries & Machinery Limited (DHIM).

           Daewoo Heavy Industries & Machinery Ltd. Integrates Product Lifecycle Management Solutions from IBM and Dassault Systemes to Enhance Product Development Platform



              World Leader of machinery and manufacturing industry
                   will leverage PLM solutions to consolidate
                    and strengthen collaborative environment

Seoul, South Korea, and Paris, France - February 10, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the signing of a new Product Lifecycle Management (PLM) solutions contract with Daewoo Heavy Industries & Machinery Limited (DHIM).

The newly acquired IBM PLM solutions will help DHIM enhance product development and consolidate collaboration environments with CATIA V5(R) and ENOVIA(TM) LCA (Lifecycle Applications) software developed by Dassault Systemes. PLM technologies will enable DHIM to maximize efficiencies surrounding the development of products such as forklifts and passenger car engines, and exploit the collaboration features afforded by PLM solutions.

IBM Korea Global Services will provide counsel and deploy best practices that will ultimately reduce product development cycles by integrating processes including concept design, manufacturing and production. The ability of DHIM's 3,000 employees to share design information in real time across the extended enterprise and with international partners and automotive manufacturing customers will gradually replace costly and time-consuming physical prototypes.

"The biggest objective of the project is to improve product competitiveness and establish a digital collaborative environment. We will be able not only to reduce the product life cycle but also cut costs drastically because of enhanced cooperation between departments and partners facilitated by the PLM solutions from IBM and Dassault Systemes." said JaeGon Kim, Director, Central R&D Division, DHIM.

"A growing number of machinery and manufacturing companies are introducing PLM all across the world. IBM Korea and Dassault Systemes have implemented many of those systems and will bring worldwide experience to meet DHIM's unique requirements." said JeMann Park, Manager, PLM Solutions, IBM Korea.

"The complementary strengths of CATIA, the world's leading 3D product development solution, and ENOVIA, for collaborative data management, will enable DHIM to improve development processes and ultimately build better products," said Etienne Droit, executive vice president, Sales and Services, Dassault Systemes. "These comprehensive PLM solutions will have a far-reaching impact on DHIM's performance by helping the company to innovate, optimize product lifecycle costs, and address new markets."

                                       ###

About Daewoo Heavy Industries & Machinery Ltd.

Daewoo Heavy Industries & Machinery Ltd. (DHIM) is a leading company in the machinery industry of Korea, which is providing first-class products and services in construction equipment, industry vehicles, machine tools, factory automation systems, diesel engines, and defense systems. DHIM is focusing every management resource to provide the finest products and services available by developing environmentally friendly products, acquiring international certification such as ISO 9000s, ISO 4000s, and establishing more efficient and convenient service systems.
http://www.dhiltd.co.kr

About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes

As world leader in PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

DHIM Press Contact:      IBM Press Contact:             Dassault Systemes Press         Dassault Systemes
Alexandra Kelly          Colette Ballou                 Contacts:                       Investor Contacts:
+61 2 9397 8804          +33 1 41 88 56 21              Anthony Marechal                Emma Rutherford, Harriet
akelly@au1.ibm.com       colette_ballou@fr.ibm.com      +33 1 55 49 84 21               Keen
                                                        anthony_marechal@ds-fr.com      Financial Dynamics
                                                                                        +44 207 831 3113

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        DASSAULT SYSTEMES S.A.


Date: February 10, 2003                 By:    /s/ Thibault de Tersant
                                               -----------------------
                                        Name:  Thibault de Tersant
                                        Title: Chief Financial Officer,
                                               Executive Vice President